JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

June 16, 2008	TSX-VENTURE: JNY
FRANKFURT: JL4
OTCBB: JNYRF

JOURNEY RESOURCES ANNOUNCES
PRIVATE PLACEMENT OF UP TO $4,000,000 AT $0.20 PER UNIT

THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES.

VANCOUVER, BRITISH COLUMBIA - The Company is pleased to announce that it is undertaking a private placement of up to 20,000,000 units at a price of $0.20 per unit for total proceeds of up to $4,000,000 (the “Offering”). Each unit (a “Unit”) consists of one common share and one share purchase warrant, each warrant exercisable to purchase one additional share at $0.35 per share for two years.

The Offering will consist of a non-brokered placement, and a brokered private placement on a commercially reasonable best efforts basis by Gateway Securities Inc. (“Gateway”). Gateway has agreed to act as the Company’s agent in respect of the sale of a minimum of 7,500,000 Units and a maximum of 12,500,000 Units to raise gross proceeds of between $1,500,000 and $2,500,000, and will be paid a cash commission equal to 8% of the total gross proceeds raised by it. In addition, the Company will issue to Gateway warrants exercisable to purchase 10% of the number of Units sold in the brokered portion of the placement at an exercise price of $0.20 per Unit for a period of two years from the date of closing, and will pay Gateway a corporate finance fee in accordance with industry standards.

Shares issued pursuant to this private placement, as well as any shares issued pursuant to the exercise of the warrants, are subject to a four-month hold period from the date of closing. Finder’s fees may be payable in connection with the non-brokered component of the Offering.

The net proceeds of the Offering will be used to fund the expenditure requirements under its previously announced joint venture with Grenville Gold Corporation (“Grenville”) on the Silveria property in Peru (discussed below), and for general working capital purposes. The Offering is subject to TSX Venture Exchange approval.

In addition, Journey reports that its has submitted to the TSX Venture Exchange a technical report dated June 2008, prepared for the Company in accordance with National Instrument 43-101, along with a required legal opinion on the Silveria Property. Subject to regulatory approval, Journey entered into a joint venture agreement, as amended on February 5, 2008, with Grenville and its wholly owned Canadian subsidiary and its Peruvian subsidiary, whereby Journey may acquire up to a 75% interest in and to certain mining claims comprising the Silveria property, located in the Huarochiri Province of Peru.

Under the terms of the joint venture between Journey, Grenville and its subsidiaries, Journey has an exclusive option to acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 in exploration and development expenditures.

Gateway Securities Inc. is a Vancouver, British Columbia based investment dealer that provides a broad range of investment related services to both its individual and corporate clients. Our primary focus is providing investment advisory, trade execution, research, capital raising and corporate advisory services as they relate to the venture markets. Gateway Securities is a member of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund, the Investment Industry Association of Canada, a participating organization of the Toronto Stock Exchange, a Member of TSX Venture Exchange and a Government Securities Distributor for the Bank of Canada.

Mr. Jack Bal, President of Journey, commented: “We are very excited to be working with Gateway Securities Inc. and feel that the relationship we have established with Gateway will continue to be very beneficial to the Company and its shareholders. We are also very pleased to have completed and filed a technical report on the Silveria Property and look forward to further progress in advancing the project into production under our joint venture with Grenville”.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, as forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on beliefs, estimates and opinions of the Corporation’s management on the date the statements are made. The Corporation undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.